EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS DECEMBER 2004 PERFORMANCE

HOUSTON, Jan. 3, 2005 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in December 2004 for its Continental Express operating fleet.

During the month, ExpressJet flew 663.7 million revenue passenger miles (RPMs), up 19.6 percent over December 2003, and increased available seat miles (ASMs) by 19.3 percent compared with December 2003. ExpressJet's December load factor was 70.8 percent, a 0.2 point improvement over December 2003. The company flew 65,881 block hours, compared with 54,899 block hours in December 2003, and operated 35,468 departures, versus 30,881 departures in December 2003.

Also in December 2004, ExpressJet accomplished a 99.8 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 96.8 percent. In December 2003, ExpressJet's controllable completion factor was 99.6 percent and its total completion factor was 96.6 percent.

ExpressJet also accepted delivery of two 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 245 jets.

ExpressJet Airlines, Inc. operates as Continental Express, the regional jet provider for Continental Airlines. With service to approximately 146 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland, and additional non-hub service to and from Mexico. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines.

ExpressJet Airlines employs approximately 6,500 people and is owned by ExpressJet Holdings, Inc. For more information, visit www.expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

December	2004	2003	Change
Revenue Passenger Miles (000)	663,686	555,088	19.6 Percent
Available Seat Miles (000)	937,870	786,042	19.3 Percent
Passenger Load Factor	70.8 Percent	70.6 Percent	0.2 Points
Block Hours	65,881	54,899	20.0 Percent
Departures	35,468	30,881	14.9 Percent

YEAR-TO-DATE	2004	2003	Change
Revenue Passenger Miles (000)	7,417,353	5,769,162	28.6 Percent
Available Seat Miles (000)	10,412,928	8,424,671	23.6 Percent
Passenger Load Factor	71.2 Percent	68.5 Percent	2.7 Points
Block Hours	729,697	593,387	23.0 Percent
Departures	405,055	353,547	14.6 Percent

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